April 27, 2023

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Office of Energy and Transportation
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Hiller:

Pitney Bowes Inc. (the “Company”) is submitting the following response to the Staff’s comment letter dated April 4, 2023, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed on February 17, 2023. In preparing our response, we have utilized the subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Overview, page 16

1.We note that your discussion and analysis does not include GAAP measures of earnings on either a consolidated or segment basis. For example, you have comparisons of revenue and total Segment EBIT on a consolidated basis in the tabulation on page 16 and accompanying narratives, and similar comparisons along with cost of revenue and gross margin percentages on a segment basis, in the tabulations on pages 18-19.

We also note that in discussing revenues you attribute changes to various volumetric factors, such as "declining meter population and a shift to cloud-enabled products," "lower lease extensions," "Lower cross-border services volumes," "lower digital delivery services," and offsets for "domestic parcel delivery services," and "growth in subscription services," although you do not provide any quantification of the volumetric measures.

Item 303(a) and (b)(2) of Regulation S-K require a discussion and analysis of the consolidated financial statements, including
•significant components of revenues and expenses that would be material to an understanding of the results of operations;
•unusual or infrequent events or transactions, or significant economic changes that materially affected the amount of reported income from continuing operations;
•known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenue or income from continuing operations; events that are reasonably likely to cause a material change in the relationship between costs and revenues; and
•the extent to which material changes in revenues are attributable to changes in prices or to changes in volumes or amounts of goods or services being sold.

Please expand your discussion and analysis to more clearly address the consolidated results of operations, to encompass activity reported on page 38, such as revenues, cost of sales and net income, also to show the composition of Segment EBIT, to illustrate how your measure correlates with your cost of revenue amounts, gross margin percentages, and various changes in gross margin and the operating expenses referenced in your discussion of segment activity. Please also discuss the volumetric measures underlying revenues and the extent to which these have changed from period-to-period.

Given your references to productivity improvements in the Outlook section on page 17, Risk Factors section on page 11, and in discussing the Presort Services gross margin on page 19, please also clarify how you measure productivity for your various services and incorporate the relevant measures in your discussion and analysis.

Response:
The Company acknowledges the Staff’s comment regarding the tables on page 16 showing period-over-period comparison of revenue and Segment EBIT and related discussion. In future filings, the Company will expand its discussion and analysis to more clearly address consolidated results of operations. For example, the Company will provide a discussion of changes in consolidated revenues and net income in the “Overview of Consolidated Results” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company also acknowledges the Staff’s comment regarding the composition of segment EBIT. In future filings, the Company will expand its tabular disclosures of segment results to include the operating expenses of each segment, similar to the following example:

	Year Ended December 31,
			Favorable/(Unfavorable)
	2022	2021	Actual % Change	Constant Currency % change
Business Services Revenue	$1,576,348	$1,702,580	(7)%	(7)%
Cost of Business Services	1,440,807	1,577,628	9%
Gross Margin	135,541	124,952	8%
Gross Margin %	8.6%	7.3%

Selling, general and administrative	225,514	212,705	(6)%
Research and development	10,335	10,920	5%
Adjusted segment EBIT	$(100,308)	$(98,673)	(2)%

The Company acknowledges the Staff’s comment regarding volumetric measures. In future filings, the Company will expand its discussion to be more descriptive about the types of volumes (i.e. parcels, print labels, etc.) it is referring to when discussing period-over-period changes.

The Company acknowledges the Staff’s comment regarding productivity improvements in the Outlook section on page 17, Risk Factors section on page 11, and in discussing the Presort Services gross margin on page 19. In future filings, the Company will expand its discussion to be more descriptive about how it measures productivity improvements. The Company also supplementally provides the following information:
•For its Presort segment, the Company primarily measures labor productivity based on mail “pieces fed per labor hour”, or PFpLH, which measures the number of mail pieces that are sorted per labor hour.
•For its Global Ecommerce segment, the Company primarily measures labor productivity based on the number of parcels processed per labor hour, or PPH.

2.We note that you present various tabulations and commentary within the annual report and in earnings releases that include your measures of Segment EBIT, and summations of these measures, without presenting any corresponding GAAP measures of performance. We also note that your description of the measure does not correlate with the definition set forth in Exchange Act Release No. 47226 or Item 10(e)(1)(ii)(A) of Regulation S-K.

Item 10(e) of Regulation S-K requires certain disclosures when presenting non-GAAP financial measures including
•a presentation, having equal or greater prominence, of the most directly comparable GAAP financial measure;
•a reconciliation from the most directly comparable GAAP measure to the non-GAAP measure;
•the reasons you believe the non-GAAP measure provides useful information to investors regarding your financial condition and results of operations, and
•any additional purposes for which the non-GAAP measure is utilized.

Please expand your disclosures to include the relevant consolidated GAAP measures of financial performance along with a discussion and analysis having details that are responsive to the requirements referenced above. You will also need to select an alternate label for your segment and consolidated measures of EBIT, consistent with the guidance in the answer to Question 103.01 of our Non-GAAP Compliance and Disclosure Interpretations (C&DIs). You may also refer to the answers to Questions 102.10(a) and (b) and 104.04 of the Non-GAAP C&DIs, if you require further clarification or guidance regarding prominence and consolidated versions of segment performance measures.

Please similarly conform disclosures in earnings releases to comply with § 244.100 of Regulation G, particularly with regard to your use of the acronyms EBIT and EBITDA. Please submit the revisions that you propose to address the concerns outlined above in your periodic filings and associated communications.

Response:
The Company acknowledges the Staff’s comment regarding expanding its disclosures and discussion to include relevant consolidated GAAP measures of financial performance and refers the Staff to our response above for Comment 1.

The Company also acknowledges the Staff’s comment regarding selecting an alternate label for Segment EBIT and Segment EBITDA. The Company will revise Segment EBIT to Adjusted Segment EBIT and Segment EBITDA to Adjusted Segment EBITDA in future periodic filings and associated communications. The Company further provides that in future filings it will remove its disclosure and discussion of aggregate adjusted segment EBIT from its Management’s Discussion & Analysis (see pages 16-17 in the Company’s Form 10-K for the fiscal year ended December 31, 2022) and continue to provide the reconciliation of aggregate adjusted segment EBIT to net income provided in Note 3 – Segment Information on page 51 in the Company’s Form 10-K for the fiscal year ended December 31, 2022.

The Company will further update its labeling and other disclosures in future earnings releases. The Company has included as Exhibit 1 its year-end earnings release and accompanying schedules revised to reflect its proposed revisions.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 21

3.We note your disclosure explaining that operating cash flows declined by $126 million in 2022 compared to 2021, that growth in your trade and finance receivables accounted for $100 million of this change, and that $34 million in certain payments during the more recent period accounted for the balance.

Please clarify how these details reconcile to the changes in the corresponding receivables reported on page 40, which appear to have increased $53 million, and the associated adjustments in the cash flow reconciliation on page 41 of $42 million and explain the reasons for the increases in trade and finance receivables.

Response:
The Company respectfully provides the following supplemental information regarding its disclosures of operating cash flows:

•As reported in its Consolidated Statement of Cash Flows, cash flows related to changes in trade and finance receivables were a net cash outflow, or use, of $42 million for the year ended December 31, 2022, compared to a net cash inflow, or source, of $58 million for the year ended December 31, 2021. Accordingly, the source of cash of $58 million from changes in trade and finance receivables in 2021 and the use of cash of $42 million from changes in trade and finance receivables in 2022 accounted for the year-over-year decrease in cash flows of $100 million from changes in these items.

•The difference between the increase in trade and finance receivables at December 31, 2022 reported in our Consolidated Balance Sheet (page 40) of $53 million and the associated change reported in the Consolidated Statement of Cash Flows (page 41) of $42 million for the year ended December 31, 2022, is due to noncash and nonoperating balance sheet changes totaling $11 million within trade and finance receivables which are reported on separate lines within the Consolidated Statements of Cash Flows. For example, these items include the impact of foreign currency changes on reported balances, noncash charges for credit loss, and changes in trade and finance receivables related to business dispositions and investments in loan receivables

The Company also respectively advises the Staff that the decrease of $100 million in year-over-year cash flows from trade and finance receivables was primarily due to significantly higher trade and finance receivables at the beginning of 2021 due to the impacts of COVID, relative to the beginning of 2022, which resulted in higher cash collections during 2021 relative to 2022.

The Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above comments are responsive to the questions raised by the Staff. We would be pleased to answer any further questions on these matters. Should there be any questions, please do not hesitate to call Julie Solomon at (203) 351-6779.

/s/ Ana Maria Chadwick
Ana Maria Chadwick
Executive Vice President, Chief Financial Officer

Copies:
Brian Lane - Gibson, Dunn & Crutcher, LLP
PricewaterhouseCoopers LLP

EXHIBIT 1

Pitney Bowes Announces
Fourth Quarter and Full Year 2022 Financial Results

STAMFORD, Conn, January 31, 2023 – Pitney Bowes (NYSE: PBI), a global shipping and mailing company that provides technology, logistics, and financial services, today announced its financial results for the fourth quarter and full year 2022.

“We have made important progress in the quarter against several initiatives that are key to our long-term objectives,” said Marc B. Lautenbach, President and Chief Executive Officer. “Although financial performance did not meet our expectations, we have seen significant improvements which lay the groundwork for future success. Our SendTech and Presort businesses continued to deliver a solid and predictable performance, reaping the benefits of the investments we have made in those businesses over the last several years. Importantly, our Financial Services business performed very well and Global Ecommerce made substantial progress in ramping network volumes, profitability, and service levels.”

Fourth Quarter Financial Highlights
•Revenue in the quarter was $909 million, a decrease of 8 percent on a reported basis and flat on a comparable basis (1)
•GAAP EPS was $0.04 and Adjusted EPS was $0.06 in the quarter versus $0.01 and $0.06, respectively, in fourth quarter 2021
•Net income was $6 million and Adjusted EBIT was $49 million in the quarter compared to $5 million and $38 million, respectively, in third quarter 2022 and $1 million and $47 million, respectively, in fourth quarter 2021
•GAAP cash from operating activities was $167 million; Free Cash Flow was $108 million
•Cash and short-term investments were $681 million at the end of the year

Fourth Quarter Business Highlights
•Global Ecommerce processed 54 million in Domestic Parcel volume, ending the quarter with an annualized exit rate of approximately 200 million
•Global Ecommerce gross margins improved 300 basis points versus prior year, but short of our expectations
•Presort grew year-over-year revenues and expanded adjusted segment EBIT margins by 440 basis points versus third quarter 2022
•SendTech shipping-related revenues grew 30 percent year-over-year

Full Year 2022 Financial Highlights
•Revenue of $3.5 billion, a decrease of 4 percent on a reported basis and flat on a comparable basis
•GAAP EPS was $0.21 in 2022 versus ($0.01) in 2021; Adjusted EPS was $0.15 in 2022 versus $0.32 in 2021
•Net income was $37 million and Adjusted EBIT was $179 million in 2022 compared to a net loss of $1 million and Adjusted EBIT of $203 million, respectively, in 2021
•GAAP cash from operating activities and Free Cash Flow were $176 million and $68 million, respectively

Full Year 2022 Business Highlights
•Global Ecommerce processed Domestic Parcel volumes of 170 million, grew Domestic Parcel revenue 10 percent, and expanded unit margins by $0.34 versus prior year
•Presort processed 16 billion pieces of mail and grew revenue by 5 percent
•SendTech grew equipment sales by 1 percent on a reported basis and 4 percent on a constant currency basis and increased finance receivables by $44 million to $1.2 billion
•SendTech introduced the Shipping 360 Platform and launched PitneyShip Pro, which helped drive shipping-related revenue growth of 22 percent

Earnings per share results are summarized in the table below

	Fourth Quarter		Full Year
	2022	2021	2022	2021
GAAP EPS	$0.04	$0.01	$0.21	($0.01)
Discontinued Operations	-	-	-	$0.03
GAAP EPS from Continuing Operations	$0.04	$0.01	$0.21	$0.02
Loss on Debt Redemption/Refinancing	-	-	$0.02	$0.24
Restructuring Charges	$0.03	$0.03	$0.08	$0.08
Gain on Sale of Assets	-	-	($0.06)	($0.01)
Gain on Sale of Businesses (1)	($0.01)	$0.01	($0.09)	($0.01)
Adjusted EPS (2)	$0.06	$0.06	$0.15	$0.32

(1) Includes transaction costs associated with sale of businesses
(2) The sum of the earnings per share may not equal the totals due to rounding.

Business Segment Reporting

We are presenting revenue growth on a comparable basis, which excludes three items, the impacts of foreign currency, the impact of the divestiture of the Borderfree business effective July 1, 2022, and the impact of a change in the presentation of revenue for certain services effective October 1, 2022, from a gross basis to net basis due to an adjustment in terms of one of our contracts with the United States Postal Service. This change in revenue presentation impacts both our Global Ecommerce and SendTech Solutions segments. The impacts of each of the above items on revenue can be found in the accompanying financial schedules.

Global Ecommerce
Global Ecommerce provides business to consumer logistics services for domestic and cross-border delivery, returns and fulfillment.

	Fourth Quarter
($ millions)	2022	2021	% Change Reported	% Change Comparable Basis
Revenue	$410	$473	(13%)	0%
Adjusted segment EBITDA	($6)	($20)	72%
Adjusted segment EBIT	($23)	($41)	43%

	Full Year
($ millions)	2022	2021	% Change Reported	% Change Comparable Basis
Revenue	$1,576	$1,703	(7%)	(2%)
Adjusted segment EBITDA	($22)	($20)	(13%)
Adjusted segment EBIT	($100)	($99)	(2%)

Continued improvement in Domestic Parcel was offset by weakness in Cross-border. Domestic Parcel volumes were 54 million in the quarter, growing 16 percent year-over-year. Domestic Parcel volume growth drove revenue growth on a comparable basis. Cross-border parcel volumes and revenue declined due to continued pressure from a strong US Dollar and softer international ecommerce activity.

Domestic Parcel unit gross margin improved $0.21 versus third quarter 2022, driving higher segment margins. A higher-than-expected mix of light weight parcels received late in the quarter contributed to lower-than-expected profitability.

Presort Services
Presort Services provides sortation services that enable clients to qualify for USPS workshare discounts in First Class Mail, Marketing Mail, Marketing Mail Flats and Bound Printed Matter.

	Fourth Quarter
($ millions)	2022	2021	% Change Reported
Revenue	$158	$156	1%
Adjusted segment EBITDA	$37	$30	22%
Adjusted segment EBIT	$29	$23	25%

	Full Year
($ millions)	2022	2021	% Change Reported
Revenue	$602	$573	5%
Adjusted segment EBITDA	$110	$107	3%
Adjusted segment EBIT	$82	$80	3%

Revenue growth in the quarter was driven by new client additions and higher revenue per piece. Growth was partially offset by lower volumes from existing clients.

Adjusted segment EBIT margins in the fourth quarter improved 440 basis points sequentially and 360 basis points versus prior year, driven by higher revenue per piece and productivity gains from investments in automation.

SendTech Solutions
Sending Technology Solutions offers physical and digital mailing and shipping technology solutions, financing, services, supplies and other applications for small and medium businesses, retail, enterprise, and government clients around the world to help simplify and save on the sending, tracking and receiving of letters, parcels and flats.

	Fourth Quarter
($ millions)	2022	2021	% Change Reported	% Change Comparable Basis
Revenue	$341	$354	(4%)	0%
Adjusted segment EBITDA	$113	$116	(3%)
Adjusted segment EBIT	$106	$109	(3%)

	Full Year
($ millions)	2022	2021	% Change Reported	% Change Comparable Basis
Revenue	$1,360	$1,398	(3%)	0%
Adjusted segment EBITDA	$430	$459	(6%)
Adjusted segment EBIT	$401	$429	(7%)

Revenue was flat compared to prior year on a comparable basis. Strong demand for our new mailing and shipping products drove growth in Equipment sales and Service Revenues in the quarter. Shipping-related revenues grew 30 percent. Financing revenue and Supplies sales declined in the quarter.

Full Year 2023 Guidance
We expect flat to mid-single digit percentage revenue growth on a comparable basis.

We also expect percentage Adjusted EBIT growth to outpace revenue growth as GEC profitability continues to improve.

Conference Call and Webcast
Management of Pitney Bowes will discuss the Company’s results in a broadcast over the Internet today at 8:00 a.m. ET. Instructions for listening to the earnings results via the Web are available on the Investor Relations page of the Company’s web site at www.pitneybowes.com.

About Pitney Bowes
Pitney Bowes (NYSE:PBI) is a global shipping and mailing company that provides technology, logistics, and financial services to more than 90 percent of the Fortune 500. Small business, retail, enterprise, and government clients around the world rely on Pitney Bowes to remove the complexity of sending mail and parcels. For additional information, visit: www.pitneybowes.com

Editorial -         Financial -
Bill Hughes        Ned Zachar, CFA
Chief Communications Officer        VP, Investor Relations
203.351.6785        203.614.1092

Alex Brown
Senior Manager, Investor Relations
                            203.351.7639

Use of Non-GAAP Measures
Our financial results are reported in accordance with generally accepted accounting principles (GAAP). We also disclose certain non-GAAP measures, such as adjusted earnings before interest and taxes (EBIT), adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted earnings per share (EPS), revenue growth on a comparable basis and free cash flow.

Adjusted EBIT, Adjusted EBITDA and Adjusted EPS exclude the impact of discontinued operations, restructuring charges, gains, losses and costs related to the sale of assets, acquisitions and dispositions, goodwill impairment charges, losses on debt redemptions and refinancings and other unusual or one-time items. Management believes that these non-GAAP measures provide investors greater insight into the underlying operating trends of the business.

We disclose revenue growth on a comparable basis, which excludes three items. First, the comparison excludes the impacts of foreign currency. Second, we are excluding the impact of the divestiture of the Borderfree business effective July 1, 2022. Third, we are excluding the impact of a change in the presentation of revenue beginning in the fourth quarter of 2022, from a gross basis to net basis due to an adjustment in terms of one of our contracts with the United States Postal Service. The change in revenue presentation impacts both our Global Ecommerce and SendTech Solutions segments. The change in revenue presentation does not impact gross profit. Management believes that excluding these items provides investors with a better understanding of the underlying revenue performance.

Free cash flow adjusts cash flow from operations calculated in accordance with GAAP for discontinued operations, capital expenditures, restructuring payments, changes in customer deposits held at the Pitney Bowes Bank and other special items. Management believes free cash flow provides investors better insight into the amount of cash available for other discretionary uses.

Adjusted segment EBIT is the primary measure of profitability and operational performance at the segment level and is determined by deducting from segment revenue the related costs and expenses attributable to the segment. Adjusted segment EBIT excludes interest, taxes, unallocated corporate expenses, restructuring charges, goodwill impairment charges, and other items not allocated to a segment. The Company also reports adjusted segment EBITDA as an additional useful measure of segment profitability and operational performance.

Complete reconciliations of non-GAAP measures to comparable GAAP measures can be found in the attached financial schedules and at the Company's web site at www.pb.com/investorrelations

This document contains “forward-looking statements” about the Company’s expected or potential future business and financial performance. Forward-looking statements include, but are not limited to, statements about future revenue and earnings guidance and future events or conditions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially from those projected. While conditions related to the COVID-19 pandemic have improved, the pandemic continues to be dynamic, and near-term challenges across the economy remain and the effects that they may have on our, and our clients' businesses remain uncertain. Other factors which could cause future financial performance to differ materially from expectations include, without limitation, declining physical mail volumes; changes in postal regulations or the operations and financial health of posts in the U.S. or other major markets or changes to the broader postal or shipping markets; the loss of, or significant changes to, United States Postal Service (USPS) commercial programs, or our contractual relationships with the USPS or their performance under those contracts; our ability to continue to grow volumes, gain additional economies of scale and improve profitability within our Global Ecommerce segment; the impacts of inflation and rising prices, higher interest rates and a slow-down in economic activity, including a global recession, to the company, our clients and retail consumers, and the loss of some of our larger clients in our Global Ecommerce and Presort Services segments; and other factors as more fully outlined in the Company's 2021 Form 10-K Annual Report and other reports filed with the Securities and Exchange Commission during 2022. Pitney Bowes assumes no obligation to update any forward-looking statements contained in this document as a result of new information, events or developments.

Note: Consolidated statements of income; revenue, adjusted segment EBIT and adjusted segment EBITDA by business segment; and reconciliations of GAAP to non-GAAP measures for the three and twelve months ended December 31, 2022 and 2021, and consolidated balance sheets at December 31, 2022 and December 31, 2021 are attached.

Pitney Bowes Inc.
Business Segment Results
(unaudited; in thousands)

	Three months ended December 31,
	2022			2021			% change
	Adjusted Segment EBIT (1)	D&A	Adjusted Segment EBITDA	Adjusted Segment EBIT (1)	D&A	Adjusted Segment EBITDA	Adjusted Segment EBIT	Adjusted Segment EBITDA
Global Ecommerce	$(22,906)	$17,390	$(5,516)	$(40,516)	$20,957	(19,559)	43%	72%
Presort Services	29,386	7,438	36,824	23,474	6,711	30,185	25%	22%
Sending Technology Solutions	105,535	7,330	112,865	108,874	7,116	115,990	(3)%	(3)%
	$112,015	$32,158	144,173	91,832	34,784	126,616	22%	14%

Reconciliation of Adjusted Segment EBITDA to Net Income:
Segment depreciation and amortization			(32,158)			(34,784)
Unallocated corporate expenses			(62,748)			(44,817)
Restructuring charges			(6,043)			(7,569)
Gain (loss) on sale of businesses, including transaction costs			1,319			(2,582)
Loss on debt redemption/refinancing			—			(633)
Interest, net			(37,126)			(34,760)
(Provision) benefit for income taxes			(1,121)			320
Income from continuing operations			6,296			1,791
Loss from discontinued operations, net of tax			—			(524)
Net income			$6,296			$1,267

	Twelve months ended December 31,
	2022			2021			% change
	Adjusted Segment EBIT (1)	D&A	Adjusted Segment EBITDA	Adjusted Segment EBIT (1)	D&A	Adjusted Segment EBITDA	Adjusted Segment EBIT	Adjusted Segment EBITDA
Global Ecommerce	$(100,308)	$78,296	$(22,012)	$(98,673)	$79,128	(19,545)	(2)%	(13)%
Presort Services	82,430	28,039	110,469	79,721	27,243	106,964	3%	3%
Sending Technology Solutions	400,909	29,489	430,398	429,415	29,951	459,366	(7)%	(6)%
	$383,031	$135,824	518,855	410,463	136,322	546,785	(7)%	(5)%

Reconciliation of Adjusted Segment EBITDA to Net Income:
Segment depreciation and amortization			(135,824)			(136,322)
Unallocated corporate expenses			(204,251)			(207,774)
Restructuring charges			(18,715)			(19,003)
Gain on sale of assets			14,372			1,434
Gain on sale of businesses, including transaction costs			12,205			7,619
Loss on debt redemption/refinancing			(4,993)			(56,209)
Interest, net			(141,769)			(143,945)
(Provision) benefit for income taxes			(2,940)			10,922
Income from continuing operations			36,940			3,507
Loss from discontinued operations, net of tax			—			(4,858)
Net income (loss)			$36,940			$(1,351)

(1) Adjusted segment EBIT excludes interest, taxes, general corporate expenses, restructuring charges, and other items that are not allocated to a particular business segment. In 2022, we refined the methodology for allocating transportation costs between Global Ecommerce and Presort Services, resulting in an increase in Global Ecommerce adjusted segment EBIT and a corresponding decrease in Presort Services adjusted segment EBIT of $1 million and $10 million for the three and twelve months ended December 31, 2022, respectively.

Pitney Bowes Inc.
Reconciliation of Reported Consolidated Results to Adjusted Results
(unaudited; in thousands, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
Reconciliation of reported net income (loss) to adjusted EBIT and adjusted EBITDA
Net income (loss)	$6,296	$1,267	$36,940	$(1,351)
Loss from discontinued operations, net of tax	—	524	—	4,858
Provision (benefit) for income taxes	1,121	(320)	2,940	(10,922)
Income (loss) from continuing operations before taxes	7,417	1,471	39,880	(7,415)
Restructuring charges	6,043	7,569	18,715	19,003
Gain on sale of assets	—	—	(14,372)	(1,434)
(Gain) loss on sale of businesses, including transaction costs	(1,319)	2,582	(12,205)	(7,619)
Loss on debt redemption/refinancing	—	633	4,993	56,209
Adjusted net income before tax	12,141	12,255	37,011	58,744
Interest, net	37,126	34,760	141,769	143,945
Adjusted EBIT	49,267	47,015	178,780	202,689
Depreciation and amortization	39,064	41,634	163,816	162,859
Adjusted EBITDA	$88,331	$88,649	$342,596	$365,548

Reconciliation of reported diluted earnings (loss) per share to adjusted diluted earnings per share
Diluted earnings (loss) per share	$0.04	$0.01	$0.21	$(0.01)
Restructuring charges	0.03	0.03	0.08	0.08
Gain on sale of assets	—	—	(0.06)	(0.01)
(Gain) loss on sale of businesses, including transaction costs	(0.01)	0.01	(0.09)	(0.01)
Loss on debt redemption/refinancing	—	—	0.02	0.24
Loss from discontinued operations, net of tax	—	—	—	0.03
Adjusted diluted earnings per share (1)	$0.06	$0.06	$0.15	$0.32

(1) The sum of the earnings per share amounts may not equal the totals due to rounding.

Reconciliation of reported net cash from operating activities to free cash flow
Net cash from operating activities	$166,754	$85,341	$175,983	$301,515
Capital expenditures	(27,307)	(43,135)	(124,840)	(184,042)
Restructuring payments	3,645	7,143	15,406	21,990
Change in customer deposits at PB Bank	(35,349)	(10,650)	(3,990)	14,862
Transaction costs paid	379	—	5,779	—
Free cash flow	$108,122	$38,699	$68,338	$154,325